Mail Stop 4561

February 18, 2009

Mr. Frank Plenskofski
Chief Financial Officer
Care Investment Trust Inc.
505 Fifth Avenue, 6th Floor
New York, NY 10017

> **Re:** **Care Investment Trust Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 1-33549**

Dear Mr. Plenskofski:

We have reviewed your first response letter dated January 22, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2007

Real Estate Acquisition, page 10

1.   We note your response to comment 1 of our letter dated December 17, 2008 referring to the current descriptions of your interests in the partially owned entities. Please clarify if the preferred return rates for both of your partially owned investments are deferred and accumulated when the entities are not able to pay those rates in a given year. For the Cambridge portfolio, provide the metrics that terminate the escalation clause and clarify if the preferred return rate resets to 8% once the performance metrics are achieved. Similar disclosure should be included in future filings when applicable.

2.   In connection with your response to comment 1, the operating information for the Cambridge portfolio appears material based on your interest in it comprising over 20% of your total investments. We also note that you have provided summary operating data for the SMC joint venture. Please provide the previously requested disclosure or explain how this investment is different from the SMC joint venture. Similar disclosure should be included in future filings.

Financial Statements

Consolidated Statement of Operations, page 67

3.   We note your response to comment number 3. Please provide management's basis for determining that the $800,000 of interest earned on invested cash classified within other income is insignificant given that it represents 47% of the financial statement line item, and 6% of total revenues.

Note 4 – Investments in Partially-owned Entities, page 77

4.   We note your response to prior comment 4 which indicates that management evaluated the guidance in paragraph 5 of FIN46R and concluded that the eight limited entities owning nine medical office buildings are not variable interest entities. Please provide in detail management's FIN46R analysis supporting conclusion that the entities are not variable interest entities. Within your response, please ensure that you specifically address paragraph 5.c. of FIN 46R focusing on the voting rights (which appear to be 33.333% for Care Investment Trust, Inc. within the board of each "MOB Property") and the proportionality of those rights to the obligation to absorb expected losses of these entities, to receive the expected residual returns of these entities, or both.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Duc Dang, Staff Attorney, at (202) 551-3386 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief